Exhibit 21

Presidential Realty Corporation List of Subsidiaries

	Name of Subsidiary	State of Organization

1.	Palmer-Mapletree LLC	Delaware
2.	Presidential Realty Operating Partnership LP	Delaware
3.	Pres-T9 Holdings LLC	Delaware